1. Name and Address of Reporting Person
   Johnson, Jay L.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Date of Event Requiring Statement (Month/Day/Year)
   12/01/2002
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                26257                  D
Common Stock                                170                    I                Trustee of Employee Savings Plan

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Phantom Stock <F1>                             Common Stock            58        $0         D
Stock Option             01/01/2002 09/11/2010 Common Stock            43500     $56.19     D
Stock Option             01/01/2003 01/01/2008 Common Stock            33333     $59.96     D
Stock Option             01/01/2004 01/01/2009 Common Stock            33333     $59.96     D
Stock Option             01/01/2005 01/01/2010 Common Stock            33334     $59.96     D

Explanation of Responses:

<F1>
Phantom Stock shares, a derivative of Dominion Resources Common Stock, are held by the executive officer under the Dominion Resources, Inc. Executives' Deferred Compensation Plan.

SIGNATURE OF REPORTING PERSON
/s/ Henry C. Riely

DATE
12/09/2002